SunAmerica Asset
Management, LLC

Harborside 5

185 Hudson Street

Suite 3300

Jersey City, NJ 07311

www.aig.com

Christopher J. Tafone

Vice President

SunAmerica Asset Management, LLC

Associate General Counsel

AIG Life & Retirement

T +1 201 324 6390

F +1 201 324 6364

christopher.tafone@aig.com

March 4, 2021

Via EDGAR

Jeffery Foor

Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	VALIC Company I Registration Statement on Form N-14 (Securities Act File Nos. 333-252783)

Dear Mr. Foor and Ms. DiAngelo Fettig:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-252783) relating to the following reorganizations:

Target Funds (each a series of VALIC Company II)	Acquiring Funds (each a series of VALIC Company I)
Small Cap Value Fund	Small Cap Value Fund
Capital Appreciation Fund	Capital Appreciation Fund
Aggressive Growth Lifestyle Fund	Aggressive Growth Lifestyle Fund
Moderate Growth Lifestyle Fund	Moderate Growth Lifestyle Fund
Conservative Growth Lifestyle Fund	Conservative Growth Lifestyle Fund
International Opportunities Fund	International Opportunities Fund
High Yield Bond Fund	High Yield Bond Fund
Mid Cap Value Fund	Mid Cap Value Fund
U.S. Socially Responsible Fund	U.S. Socially Responsible Fund

The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on February 5, 2021 (Accession No. 0001140361-21-003611), pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant on the 4th day of March, 2021.

No fees are required in connection with this filing. Should you have any questions concerning the above, please call the undersigned at (201) 324-6390.

Sincerely,

VALIC Company I

/s/ Christopher J. Tafone
Christopher J. Tafone
Assistant Secretary

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